UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2026
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Information in this Report
The information in this report on Form 6-K (“Report”) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Annual Meeting of Shareholders Results
On January 14, 2026, the Company held its annual general meeting of shareholders (the “Annual General Meeting”). The proposals submitted to a shareholder vote at the Annual General Meeting are described in detail in the Notice for the Annual General Meeting sent to the Company's shareholders (the “Notice”) and made available on the Company’s website at https://ir.waldencast.com/news-events/annual-meeting. Shareholders present in person or by proxy represented 92,255,519 ordinary shares of the Company (or 72.05% of the outstanding ordinary shares of the Company as of December 9, 2025, the record date for the Annual General Meeting).
At the Annual General Meeting, shareholders re-appointed three (3) of the Company’s directors specifically named in the Proxy Statement. Class III Directors were re-appointed to serve until the general meeting to be held in 2028.
The financial year audited accounts and auditor’s report in respect of the year ended 31 December 2024 were laid before the Annual General Meeting. In connection to that, shareholders ratified at the Annual General Meeting the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm until the conclusion of the next annual general meeting and the Company’s audit committee will determine the remuneration of the auditors.
The detailed voting results for each proposal are set forth below.
Resolutions 1-3 – Re-appointment of directors: The Company’s shareholders approved the re-appointment of three (3) of the Company’s directors specifically named in the Proxy Statement. The Class III Directors were re-appointed to serve until the general meeting to be held in 2028. The final voting results with respect to the re-election of directors were as follows:

Nominee	For	Against	Abstain
Michel Brousset	91,182,921	1,025,629	46,969
Felipe Dutra	89,332,770	2,922,648	101
Simon Dai	79,174,145	9,723,502	3,357,872

Resolution 4 - Re-appointment of auditor and its remuneration: The Company’s shareholders ratified the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm until the conclusion of the next annual general meeting as follows:

For	Against	Abstain
89,968,656	25,639	2,261,224

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: January 15, 2026	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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